                                                                     Exhibit 10

                 [AMERICAN BANKERS INSURANCE GROUP LETTERHEAD]

NEWS RELEASE

                                             Contact: P. Bruce Camacho
                                                      Executive Vice President
                                                      Investor Relations
                                                      (305) 252-7060
FOR IMMEDIATE RELEASE



                AMERICAN BANKERS INSURANCE GROUP INC.'S BOARD
                RESPONDS TO CENDANT'S UNSOLICITED TENDER OFFER


Miami, Fl. February 6, 1998.... American Bankers Insurance Group, Inc. (NYSE:
ABI) announced today that after thorough and careful analysis and discussions with its financial and legal advisors its Board of Directors determined that it is unable to take a position with respect to the tender offer by Cendant Corporation and is making no recommendation at this time with respect to the Cendant offer. On January 27, 1998, Season Acquisition Corp., (a wholly owned subsidiary of Cendant Corporation) made an unsolicited offer to acquire American Bankers for $58 a share in cash and stock. American Bankers had previously announced that it had entered into a definitive merger agreement with American International Group, Inc. with respect to an acquisition of the Company by AIG in which each share of American Bankers common stock would be converted into cash and/or AIG common stock with a value equal to $47.

The Board's decision to take no position with respect to the Cendant unsolicited tender offer was based upon the fact that the Board of Directors has been unable to assess several aspects of the Cendant offer, including, Cendant's relatively high level of leverage, Cendant's business plans for American Bankers, the synergies Cendant has indicated will be achieved, required capital infusions in Americn Bankers' operating subisdiaries and others. Such aspects are detailed in the Company's Schedule 14D-9 which will be filed with the Securities and Exchange Commission later today and mailed to shareholders of American Bankers. To aid in making these assessments, American Bankers intends to request a hearing in connection with Cendant's application to the Florida insurance regulatory authorities.

American Bankers also announced that it had taken action with respect to its shareholders' rights plan so that a distribution date (as defined in the plan) will not at this time occur with respect to the Cendant offer.

American Bankers Insurance Group, Inc. (ABI) concentrates on marketing affordable, specialty insurance products and services through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. ABI, through its insurance subsidiaries, operates in the United States, Canada, Latin America, the Caribbean and the United Kingdom.